INDEPENDENT CONTRACTOR AGREEMENT
THIS AGREEMENT made effective June 1, 2019 (the “Effective Date”),

BETWEEN:

EMERALD HEALTH BIOCEUTICALS, INC., a corporation
incorporated under the laws of Delaware, and having its registered office at
1201 K Street, Suite 1100, Sacramento, CA
(the “Company”)

   AND

EMERALD HEALTH SCIENCES INC., a corporation incorporated
under the laws of British Columbia, and having an office at
8262 Suite 200 - 375 Water Street, Vancouver, BC
(the “Contractor”),

WITNESSES THAT WHEREAS the Company would like to engage the Contractor as an independent contractor to provide services to the Company and the Contractor would like to be engaged by the Company as an independent contractor, on the terms and conditions contained herein;
IN CONSIDERATION of the mutual agreements in this Agreement and subject to the terms and conditions specified in this Agreement, the parties agree as follows:
1.	Scope of Engagement
1.1	Position. The Company engages the Contractor as an independent contractor of the Company and the Contractor hereby agrees to such engagement.
1.2
Services. The Company engages the Contractor to fulfill the services (the "Services") as the Contractor and the CEO of the Company agree to, either orally or in writing. The Contractor will provide the Services through its employees, consultants, officers and directors (the “Providers”).

1.3	Reporting Responsibility. The Contractor will report to the CEO of the Company.
1.4	Not Employment. The parties acknowledge and agree that the relationship created by operation of this Agreement is not an employment relationship.
2.	Payment for Services
2.1
In consideration for the provision of the Services, the Company will pay the Contractor (the “Management Fee”) such amount per month as is agreed to by the CEO or CFO of the Company and the CEO or CFO of the Contractor (in writing or by email) commencing on the Effective Date. It is acknowledged that the payment of the Management Fee under this Agreement may not only be based upon the amount of time or number of personnel required to provide the Services. The payments may also be based upon the Contractor’s achievement of objectives that add value to the shareholders of the Company and are agreed to by the CEO of the Company and the CEO of the Contractor.

2.2
Payment. The Company will pay the Contractor for the Services within 30 days of receiving such invoices. If the Company does not have sufficient funds on hand to make such payment, then the amount owing will accrue interest at 12% per annum, calculated semi-annually, not in advance.

2.3
Reimbursement of Expenses. The Company will reimburse the Contractor and the Providers for all reasonable expenses incurred in the performance of its, his or her Services, provided that the Contractor or Provider provides a written expense account in a form satisfactory to the CFO of the Company, acting reasonably (or, if the CFO is not available, to the CEO).

2.4
Deductions and Remittances. The Company shall not be obliged to deduct or retain from the payments made to the Contractor, nor shall it be obliged to remit same to the required governmental authority, any amounts that may be required by law or regulation to be deducted, retained and remitted including, without limitation, Federal and Provincial Income Tax, HST, Workers' Compensation and Canada Pension Plan deductions and remittances. All such remittances and other payments are entirely the responsibility of the Contractor and the Contractor hereby indemnifies and saves the Company and its Board members harmless from any liability of any kind whatsoever that they may incur as a result of the Contractor’s failure to make such remittances or payments.

3.	Term and Termination
3.1
Term. The Contractor's engagement is for an initial term of ten years and will be automatically renewed on its anniversary each year thereafter unless one party provides notice of termination at least 90 days in advance of such anniversary.

4.	Independent Legal Advice
4.1
Each party to the Agreement acknowledges and agrees that the other party has given it the opportunity to seek and obtain independent legal advice, and has recommended that it seek and obtain independent legal advice, with respect to the subject matter of this Agreement and for the purpose of ensuring its rights and interests are protected. Each party to the Agreement represents to the other that it has sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

5.	General
5.1	Time. Time shall be of the essence in this Agreement.
5.2
Assignment. This Agreement is not assignable by any party to the Agreement without the prior written consent of the other parties. This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

5.3	Currency. Unless otherwise specified herein, all references to currency are to United States dollars.
5.4
Governing Law. This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable in British Columbia, and the parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of British Columbia in that regard.

5.5
Entire Agreement. This Agreement represents the entire agreement between the parties in respect to the subject matter of this Agreement, save and except the Shareholders’ Agreement which may overlap the terms of this Agreement and which may be enforced as a separate obligation by any party thereto.

5.6
Notice. Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or emailing same to the parties to the contact points they provide to each other from time to time.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals effective as of the date first above written.

EMERALD HEALTH BIOCEUTICALS INC.

/s/ Avtar Dhillon
Authorized signatory

EMERALD HEALTH SCIENCES INC.

/s/ Jim Heppell
Authorized signatory

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